Exhibit 1.01

Broadwind, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2024

This report for the year ended December 31, 2024 (the “Reporting Period”) has been prepared by the management of Broadwind, Inc. (herein referred to as the “Company,” “we,” “us,” or “our”) and is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. The Company conducted an analysis with respect to suppliers that it contracted with during the Reporting Period.

We have determined that one or more Conflict Minerals may be necessary to the functionality or production of certain of our products. As required by Form SD, we conducted in good faith a “reasonable country of origin inquiry” (“RCOI”) for the year ended December 31, 2024.  Our RCOI was reasonably designed to determine whether any of the necessary 3TG contained in our products originated in the Democratic Republic of the Congo and adjoining countries (collectively, the “Covered Countries”) or came from recycled or scrap sources.  We also undertook a due diligence review of the Conflict Minerals’ source and chain of custody, and this Conflict Minerals Report describes those due diligence measures.

In accordance with the “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule,” issued by Keith F. Higgins, Director, SEC Division of Corporate Finance, dated April 29, 2014, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” Further, the Company is not required to obtain, and has not obtained an independent private sector audit of this Conflict Minerals Report.

Forward-looking statements contained in this report are made based on known events and circumstances at the time of release of this report and, as such, are subject in the future to unforeseen uncertainties and risks.  Statements in this report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts regarding its disclosure obligations related to the inclusion of Conflicts Minerals in its products and expected actions identified in this report.  These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its Conflict Minerals program and increase transparency within its supply chain, the Company’s ability to identify and mitigate related risks in its supply chain and the Company’s ability to take steps to increase the accuracy of the results of its due diligence processes and locate additional suppliers who are able to comply with the Company’s Conflict Minerals requirements.  If one or more of these or other risks materialize, actual results may vary materially from those expressed.  For a more complete discussion of these and other risk factors, see the Company’s other filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2024 and subsequent Quarterly Reports on Form 10-Q.  The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.

1.          Company Overview

We are a precision manufacturer of structures, equipment and components for clean technology and other specialized applications. We provide technologically advanced high-value products to customers with complex systems and stringent quality standards that operate in energy, mining and infrastructure sectors, primarily in the United States of America (the “U.S.”). Our capabilities include, but are not limited to the following: heavy fabrications, welding, metal rolling, coatings, gear cutting and shaping, gearbox manufacturing and repair, heat treat, precision machining, assembly, engineering and packaging solutions. Our most significant presence is within the U.S. wind energy industry, although we have diversified into other industrial markets in order to improve our capacity utilization, reduce our customer concentration, and reduce our exposure to uncertainty related to governmental policies currently impacting the U.S. wind energy industry. In 2024, 44% of our sales were linked to new wind energy installations, predominantly for towers used for new wind turbines.

Within the U.S. wind energy industry, we provide steel towers and repowering adapters primarily to wind turbine manufacturers. We have expanded our production capabilities and leveraged our manufacturing competencies, including welding, lifting capacity and stringent quality practices, into aftermarket and original equipment manufacturer components utilized in surface and underground mining, construction, material handling, oil and gas, and other infrastructure markets. We provide gearing, gearboxes, and precision machined components to a broad set of customers in diverse markets including surface and underground mining, wind energy, steel, material handling, infrastructure, onshore and offshore oil and gas fracking and drilling, marine, defense and other industrial markets. We also provide supply chain solutions, light fabrication, inventory management, kitting and assembly services, primarily serving the combined cycle natural gas turbine market.

2.          Products Overview

Our product lines are classified in the following categories: wind turbine towers, industrial fabrications, gearing related products, and natural gas turbine components.

3.          Supply Chain Overview

Our supply chain with respect to our products is complex, and there are many third parties in the supply chain between the original source of the 3TG and the manufacturer of the products.  We do not purchase raw ore or unrefined 3TG directly and make no purchases in the Covered Countries.  As a result, and as described more fully below, we rely on our suppliers to provide information on the origin of the Conflict Minerals contained in our products.

In order to manage the scope of the task of obtaining information about the source of Conflict Minerals used in our products, we relied upon our suppliers to provide information on the origin of any 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers. We integrated responsible sourcing of minerals requirements with our Conflict Minerals Policy, and our supplier standard terms and conditions require that our suppliers comply with all applicable laws and government rules and regulations. Our suppliers are expected to provide the 3TG sourcing information to us per our Conflict Minerals Policy.

We have performed a comprehensive analysis of our product components and supply chain. We defined the scope of our Conflict Minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (“CFSI”) and launched our Conflict Minerals due diligence communication survey to the suppliers to our wind turbine towers, industrial fabrications, and gearing manufacturing operations in 2013. In 2024, we reviewed and updated our supplier list and sent Conflict Minerals due diligence communications to all new significant suppliers who supplied components or engaged in manufacturing activities that were likely to contain 3TG. In the absence of current year responses from suppliers, we relied on past surveys received.

4.          Reasonable Country of Origin Inquiry (RCOI) Due Diligence and Conclusion

We conducted an analysis of our products and found that 3TG can be found in our wind turbine towers, industrial fabrications, gearing related products, and natural gas turbine components. Therefore, we are subject to the reporting obligations of the Rule.

Despite having conducted a good faith reasonable country of origin inquiry and having conducted due diligence, as described herein, we do not have sufficient information to determine the known facility/smelter or country of origin of the 3TG minerals that may be in our products. A supplier’s failure to identify a specific facility/smelter and/or country of origin at any point in its supply chain will drive an equivalent response for us and, therefore, we are unable to report any known facilities/smelters and/or countries of origin for the 3TG minerals at this time. The Templates (as defined below) returned from direct suppliers provide a range of countries from which minerals could have been sourced but do not provide the exact smelters and countries of origin. Additionally, the Templates do not identify which smelters were used for our products specifically. We continue to implement and refine our Conflict Minerals program to improve our supply chain transparency by obtaining more accurate and more complete information from our suppliers.

Due to the breadth and complexity of our products and respective supply chains, it will take time for many of our suppliers to verify the 3TG content and origin of any 3TG minerals contained in them. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI program and continuing our outreach efforts, we consistently take steps to obtain information about our supply chain.

5.          Due Diligence Program

5.1.         Conflict Minerals Program

We have developed and implemented a due diligence process to determine the origin of the 3TG used in our products, including:

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Developing policies and processes toward preventing the use of Conflict Minerals or derivative metals necessary to the functionality or production of our product(s) that finance or benefit armed groups in the Covered Countries.

■	Not knowingly procuring specified minerals that originate from facilities in the Covered Countries that are not “Conflict Free.”

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Encouraging suppliers whose products contain Conflict Minerals to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk-Areas that are designed to accomplish this goal, and requiring their suppliers to do the same.

We believe in establishing and maintaining long-term relationships with suppliers whenever possible. However, if we determine that any supplier is, or a reasonable risk exists that it may be, violating this policy, then we will require the supplier to commit to devise and undertake suitable corrective action to move to a “Conflict Free” source. If suitable action is not taken, we will look to alternative sources for the products. Our efforts are not to ban procurement of minerals from the Covered Countries, but to assure procurement from responsible sources in the region. If we determine that any of the components of our products contain minerals from a mine or facility that is “Non-Conflict Free,” we will work towards transitioning to products that are “Conflict Free.”

5.2.          Due Diligence Process

5.2.1.         Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conjunction with the third edition of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for 3TG. We designed our due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our Conflict Minerals due diligence process includes: establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. We periodically report to the Audit Committee of our Board of Directors with respect to our due diligence process and compliance obligations.

5.2.2.         Management Systems

As described above, we have adopted a Company procedure which forms the basis of our system for managing Conflict Minerals.

5.2.3.         Internal Team

We have established a management system for complying with the applicable rules. Our management system includes the development of a Conflict Minerals Task Force comprised of a team of subject matter experts from relevant functions such as finance, legal, and purchasing. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Chief Financial Officer, who acts as the Conflict Minerals program manager.

5.2.4.         Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have engaged purchasing leaders in each of our manufacturing businesses to solicit and archive the received supplier responses to our RCOI. Feedback from this engagement has allowed us to render the conclusions and statement annotated in this report.

5.2.5.         Escalation Procedure

We have established a Conflict Minerals Policy and standard supplier terms and conditions forms. The supplier terms and conditions forms act as a mechanism for escalating any issues and concerns. We also created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

5.2.6.         Maintain Records

We have established our due diligence compliance process and set forth documentation and record maintenance mechanisms to ensure the retention of relevant documentation in a structured electronic database.

5.3.         Steps to be Taken to Mitigate Risk and Further Develop the Due Diligence Program

As we further develop our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary Conflict Minerals in our products could finance or benefit armed groups in the Covered Countries:

■	Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.

■	Identify new suppliers to be included in the program.

6.          Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers.

We have identified 463 suppliers to our wind turbine tower and industrial fabrications business. Of those, 42 are direct suppliers within the scope of our RCOI and 421 are not within the scope of our RCOI. Of these 42 suppliers that are within the scope of our RCOI, we received 35 responses to our request for information. We have identified 320 suppliers to our gearing related products business. Of those, 28 are direct suppliers within the scope of our RCOI and 292 are not within the scope of our RCOI. Of the 28 suppliers that are within the scope of our RCOI, we received 22 responses to our request for information. We have identified 326 suppliers to our natural gas turbine component business. Of those, 92 are direct suppliers within the scope of our RCOI and 234 are not within the scope of our RCOI. Of these 92 suppliers that are within the scope of our RCOI, we received 49 responses to our request for information. We have relied on these suppliers’ responses to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

7.          Design and Implement a Strategy to Respond to Risks

If applicable in the future, we will work with suppliers who are sourcing from “Non-Conflict Free” smelters to move towards using “Conflict Free” smelters within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

8.          Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with 3TG. However, we do rely upon industry (for example, EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

9.          Report on Supply Chain Due Diligence and Results

9.1.         Due Diligence Process

We conducted a survey of the active suppliers described above using the template developed jointly by the companies of the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s “Conflict Free” policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on CFSI’s website. The Template has been widely adopted by many companies in their due diligence processes related to Conflict Minerals.

9.2.         Survey Responses

At the outset of our 2024 RCOI, we elected to review our entire list of suppliers of materials used in our manufacturing operations. During the process of our review, we identified 162 suppliers of direct materials who were within the scope of the RCOI. We created and maintain a database of this information in our business information systems database. We have received responses from 106 suppliers, and will send follow-up requests to suppliers we continue to purchase from in a meaningful way.

10.         Conflict Minerals Status Analysis and Conflict Status Conclusion

Despite having conducted a good faith reasonable country of origin inquiry and further due diligence, we do not have enough information to determine the country of origin of the 3TG contained in the covered products. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our wind turbine towers, industrial fabrications, gearing related products, and natural gas turbine components. Tracing minerals back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. We have determined that the information regarding smelters and refiners that we gathered from our supply chain represents the most reasonable known mine of origin information available.